                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors approves

first-half 2005 results

Telecom Italia Group net income 1,775 million euro, up 81.3% compared with the first half of 2004

Telecom Italia S.p.A. net income 1,352 million euro, up 163% compared with the first half of 2004

Increased investment in fixed-line network,

 +324 million euro compared with the first half of 2004

TELECOM ITALIA GROUP

REVENUES 14,692 MILLION EURO (+5.2% COMPARED WITH FIRST HALF 2004) +4.8% ORGANIC GROWTH

EBITDA 6,519 MILLION EURO (+2.6% COMPARED WITH FIRST HALF 2004) +3.2% ORGANIC GROWTH

EBIT 3,989 MILLION EURO (+6.2% COMPARED WITH FIRST HALF 2004) +0.5% ORGANIC GROWTH

CONSOLIDATED NET INCOME 1,775 MILLION EURO, +81.3% COMPARED WITH FIRST HALF 2004

NET FINANCIAL DEBT ON JUNE 30, 2005, WAS €44,111 MILLION EURO.  ALREADY REDUCED BY 4.9 BILLION EURO FROM LEVEL INCLUDING COST OF TIM TAKEOVER AND DIVIDEND PAYMENTS

TELECOM ITALIA SPA

REVENUES 9,314 MILLION EURO,

+16.1% COMPARED WITH THE FIRST HALF OF 2004

EBITDA 3,999 MILLION EURO,

+15.7% COMPARED WITH THE FIRST HALF OF 2004

EBIT 2,405 MILLION EURO,

+14.9% COMPARED WITH THE FIRST HALF OF 2004

PRE-TAX PROFIT 2,020 MILLION EURO,

+92.6% COMPARED WITH THE FIRST HALF OF 2004

NET INCOME 1,352 MILLION EURO,

+163% COMPARED WITH THE FIRST HALF OF 2004

Milan, September 8, 2005 – The Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, today examined and approved the company accounts for the first half of 2005.

TELECOM ITALIA GROUP

The financial results of the Telecom Italia Group for the first half of 2005 and those of the period to which they are compared have been calculated according to IAS/IFRS accounting standards. The data for the comparable year-earlier period were calculated taking disposals or initiated disposals into account, specifically: the Entel Chile Group, Finsiel Group, Digitel Venezuela and TIM Hellas. Further, in the first half of 2005, Databank, Televoice, Innovis, Cell-Te, Olivetti Lexikon Nordic AB, and Olivetti Servicios y Souciones were removed from the scope of consolidation.

Revenues amounted to 14,692 million euro, an increase of 5.2% compared with the first half of 2004 (13,968 million euro). Excluding the positive effects of exchange rate variations and the negative effects of changes to the scope of consolidation, organic growth was 4.8% (up 670 million euro). Growth in the first half of 2005 was led by a very strong performance from the Mobile Business Unit (up 478 million euro) – especially its operations in Brazil (up 312 million euro) – and by the good performance of value-added services on the Italian market (up 142 million euro). The Wireline Business Unit also performed well (up 195 million euro), particularly in the broadband market and through innovative service growth.

EBITDA (operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 6,519 million euro and registered growth of 2.6% compared with the first half of 2004 (up 166 million euro). Ebitda equaled 44.4% of revenues (45.5% in first half 2004).

Excluding exceptional items, the effect of exchange rate variations and changes to the scope of consolidation, organic growth was 3.2% (up 202 million euro).

EBITDA was impacted by start-up costs sustained by TI Media relating to its digital terrestrial TV project, the launch of Olivetti’s Ink-Jet project, and activities associated with the expansion of the European Broadband project (coverage of 5 additional cities in Germany, and the integration of Liberty Surf in France).

EBIT (operating result) was 3,989 million euro, an increase of 6.2% compared with the first half of 2004 (up 233 million euro). Ebit equaled 27.2% of revenues, an improvement compared with first half 2004 (26.9%).

Excluding exceptional items, the effect of exchange rate variations and changes to the scope of consolidation, organic growth was a positive 21 million euro, or 0.5%. This result was impacted by higher depreciation and amortization (up 215 million euro compared with the same period in 2004) due to a higher level of investment the previous year.

The first half of 2005 closed with a consolidated net profit of 1,775 million euro (2,179 million euro before minorities), up over 81% compared with the same period in 2004 (979 million euro). Consolidated net result growth was mainly due to improved operating income during the first six months of the year, in addition to higher net profits from discontinued operations and operations in the process of being discontinued worth 421 million euro (an increase from 397 million euro in first half 2004) mainly due to the capital gain from the disposal of TIM Hellas.

Industrial investment in the first half of 2005 totalled 2,181 million euro, an increase of 289 million euro compared with the year-earlier period, mainly due to greater investment by the Wireline business unit.

Net financial debt on June 30, 2005, stood at 44,111 million euro (32,862 million euro at end 2004). The debt increase was due to the takeover of TIM and other acquisitions of TIM shares (13,832 million euro) and dividend payments (2,318 million euro). Over the first 6 months of 2005, however, debt was reduced by approximately 4.9 billion euro, partly as a result of net cash generation.

Group headcount on 30 June 2005 was 83,221 (82,397 excluding disposed activities and activities in the process of disposal). On 30 June 2004, headcount was 93,183 (82,091 excluding disposed activities and activities in the process of disposal).

Telecom Italia SpA first-half 2005 results

The financial results of the Telecom Italia S.p.A. parent company for the first half of 2005 and the results during the period to which they are compared have been calculated according to Italian accounting standards, since the application of IAS/IFRS accounting standards to Parent company accounts applies only from 2006. Telecom Italia S.p.A.’s income, balance sheet and financial data take into account the operations of the merged TIM solely for January and February 2005. On March 1, 2005, TIM’s Italian operations were transferred to the newly-founded TIM Italia S.p.A., a company 100 percent-owned by Telecom Italia SpA. First-half 2004 data have been recalculated to reflect the incorporation of IT Telecom and EPIClink into Telecom Italia, with effect from January 1, 2004 for accounting and tax purposes.

Revenues amounted to 9,314 million euro, up 16.1% compared with the first half of 2004 (an increase of 1,291 million euro).

EBITDA (operating result before depreciation and amortization, capital gains/losses, and revaluations and write-downs of non-current activities) was 3,999 million euro and registered growth of 15.7% compared with the first half of 2004 (up 542 million euro). EBITDA stood at 42.9% of revenues (43.1% in the first half of 2004).

EBIT (Operating income) rose 14.9% to 2,405 million euro, up 311 million euro compared with the first half of 2004. EBIT corresponded to 25.8% of revenues (26.1% in the first-half 2004 figures). This result was affected by greater amortization and depreciation associated with increased industrial investment in the previous year.

Pre-tax profit was 2,020 million euro, up 92% compared with the first half of 2004 (1,049 million euro).

Telecom Italia S.p.A. posted a net result of 1,352 million euro, up 163% compared with the first half of 2004 (514 million euro). The first-half 2005 result was boosted by share dividends (716 million euro) acquired following the public purchase offer for TIM ordinary and savings shares, and from shares acquired subsequently during the first half of 2005 prior to the distribution of dividends (21 April 2005).

Events occurring after 30 June 2005

Key events that took place after 30 June 2005 are outlined below:

SALE OF TIM PERU

Through its TIM International N.V. subsidiary, Telecom Italia sold the entire share capital of TIM Peru S.A.C. to Sercotel S.A. de C.V., a 100 percent-owned subsidiary of America Movil S.A. de C.V.. The price of 329 million euro received by TIM International N.V. was calculated on the basis of an enterprise value of 407 million euro, and debt of approximately 78 million euro. The transaction generated a Group-level capital gain of 110 million euro, along with a decrease in net financial borrowings of more than 400 million euro.

The disposal of equity in TIM Peru is part of the Telecom Italia Group’s strategy of rationalizing its portfolio of international holdings in order to focus on high-growth markets that offer the greatest opportunity to leverage fixed-line and mobile platform integration.

PRIVATIZATION OF TURK TELEKOM

The call for tenders regarding the privatization of a 55% majority shareholding in Turkish telecommunications carrier Turk Telecom closed on  1 July 2005.

The $6.55 billion acquisition was undertaken by a special purpose vehicle led by Oger Telecom, a newly created joint venture in which the majority shareholder is the Saudi-Lebanese company Saudi Oger Limited, and in which Telecom Italia will make an initial $200 million investment through TIM International. The Telecom Italia/Saudi Oger Limited partnership will focus on the mobile market, while Oger Telecom’s fixed-line operations will continue with BT Telconsult, as previously announced.

Subsequent to the closing of the privatization, Telecom Italia and Oger Telecom will enter into a four-year Technical Assistance Agreement with Turkey’s Avea mobile carrier, currently owned by TIM International (40%), Turk Telekom (40%) and local bank IsBank (20%). Under the terms of the agreement with Saudi Oger Limited, TIM International’s Avea shareholding may be transferred to Turk Telekom, along with a partial reinvestment of the proceeds from the sale of shares in Oger Telecom, or alternatively be sold directly to Oger Telecom.

Oger Telecom is due to be quoted on the Dubai DIFX stock market within three years. TIM International has the option of a pro-quota share in the initial placement. If the quotation does not take place on the agreed terms, TIM International may exercise a put option with Saudi Oger Limited regarding the Oger Telecom shares generated by the sale of its current equity stake in Avea, in addition to the $50 million in Oger Telecom shares initially subscribed by TIM International. If the put option is not exercised, the counterparty can exercise a call option for the same shares.

BUSINESS UNIT RESULTS

Telecom Italia Media’s results for the first half of 2005 were reported in the press release distributed on 6 September 2005, following their approval by the Board. The operations of the IT Group are not separately detailed, having been integrated into the Wireline business unit and Other Activities following the merger of IT Telecom into Telecom Italia at the end of 2004.

WIRELINE

Revenues amounted to 8,844 million euro, posting an increase of 2.1% compared with the first half of 2004 (up 186 million euro); organic growth, applying the same scope of consolidation and excluding the effects of exchange rate variations, was 2.3% (up 195 million euro).

The increase was due to the strong development of Value Added Services and innovative terminals - sustaining the core voice-telephony market - and the continued growth of the Italian broadband market and development of the European Broadband project.

The core voice-telephony component saw revenues of 5,169 million euro, down 2.9% compared with the first half of 2004. The portfolio of innovative Tutto 4 Star, Chat SMS and Alice Mia VAS offers in June 2005 reached 2,516,000 units, while the Innovative Terminals portfolio (Aladino, Videotelephone and cordless Wi-Fi) in June 2005 reached 2,810,000 units. VAS and innovative terminals contributed to a strengthening of Wireline’s customer loyalty.

Revenues from the Internet area totalled 593 million euro, growing by 21% compared with the first half of 2004. Wireline’s total broadband portfolio at June 30, 2005, counted 5,568,000 customers, of which 4,615,000 accesses in Italy (+605,000 compared with end 2004) and 953,000 in the rest of Europe (+533,000 compared with end 2004, including Liberty Surf Group customers in France).

Revenues from the Business Data unit were 1,011 million euro, representing total growth of 8.2% compared with the first half of 2004. This was mainly due to strong growth in data VAS.

The European Broadband project (France, Germany, and Holland) saw strong growth with revenue totalling 212 million euro (+84.2% compared with the first half of 2004). Wireline’s total European customer portfolio (broadband plus narrowband) reached 1,417,000 units at June 30, 2005, including Liberty Surf’s customers in France.

Wholesale service revenues amounted to 1,706 million euro after registering 7.8% growth compared with the same period in 2004.

EBITDA (operating result before depreciation and amortization, capital gains/losses and revaluations/writedowns of non-current activities) was 3,965 million euro, an increase of 1.5% compared with the first half of 2004 (up 57 million euro). EBITDA was equal to 44.8% of revenues (45.1% in the first half of 2004). Organic growth was 1.4%.

EBIT (operating result) was 2,528 million euro, an increase of 0.9% compared with the first half of 2004 (up 22 million euro). EBIT amounted to 28.6% of revenues (28.9% in the first half of 2004). Organic growth was 0.7%. This result is impacted by increased amortization and depreciation linked to greater industrial investment carried out the previous year.

Industrial investments totaled 1,428 million euro, an increase of 324 million euro compared with the same period in 2004. This increase was mainly due to investment in innovation, particularly in broadband and new services in Italy and Europe.

MOBILE

Revenues amounted to 6,248 million euro, an increase of 10.6% compared with the first half of 2004, corresponding to organic growth of 8.3%. This growth was spearheaded by strong business growth in Brazil.

EBITDA (operating result before depreciation and amortization, capital gains/losses and revaluations/writedowns of non-current activities) totalled 2,827 million euro, an increase of 9.3% compared with the first half of 2004, and organic growth of 8.7%.

EBITDA equaled 45.2% of revenues compared with 45.8% in the first half of 2004.

EBIT (operating result) amounted to 1,910 million euro, an increase of 3.6% (organic growth 4.7%) compared with the first half of 2004, and equal to 30.6% of revenues, against 32.6% in the first half of 2004. The result was impacted by a structural increase in the depreciation and amortization linked to the development of high-technology investment components (with a relatively short useful life).

Industrial investment in the first half of 2005 amounted to 609 million euro, in line with the first half of 2004.

The domestic and international customer portfolio, excluding companies sold or being sold during the period, totalled 44.3 million lines, with an increase of 8.2% compared with 31 December 2004 and 19.2% compared with June 2004.

First-half results of key business areas (domestic and Brazilian) follow.

ITALY

Revenues from domestic activities totalled 4,930 million euro, an increase of 3% compared with the first half of 2004.

Significant growth was registered in VAS services, which had a total value in the period of 691 million euro (+16.2% compared with the first half of 2004) and equaled 14% of revenues (12.4% in the first half of 2004). Despite increased pressure on prices, core revenues (voice service) remained stable (3,972 million euro) due to growth in consumption, and marketing drives focused on high-value customers.

Revenues from terminal sales of 267 million euro (+20.1%) were underpinned by the success of summer offers, in particular 3G.

EBITDA (operating result before depreciation and amortization, capital gains/losses and revaluations/writedowns of non-current activities) was 2,636 million euro, an increase of 3.3% compared with the first half of 2004.

EBITDA equaled 53.5% of revenues, an improvement on the figures for the first half of 2004 and full-year 2004 (53.3% and 52.2%, respectively). This was helped by the group’s constant vigilance over costs.

EBIT (operating result) reached 2,025 million euro, an increase of 1.1% compared with the first half of 2004, despite the structural growth in depreciation and amortization associated with actions to develop 3G infrastructure and support platforms for service innovation, and the rollout of new services.

EBIT equaled 41.1% of revenues, lower than the first half of 2004 (41.8%) but higher than full-year 2004 (40.4%).

Industrial investment in the first half of 2005 amounted to 337 million euro.

With over 26.1 million lines, TIM confirms its leadership on the domestic market, where it has a share of 39.4%.

BRAZIL

(real/euro average exchange rate: 0.30254)

In the first half of 2005, the development of the GSM networks and the drive to grow the customer base proceeded. The TIM Brazil Group, the only operator with coverage across the entire country, maintained its leadership in terms of GSM line numbers, with 12.6 million lines on June 30, 2005 (+155% compared with the first half of 2004 and +43% from December 31, 2004).

The total number of lines supplied on June 30, 2005, was 16.8 million, of which over 75% were GSM (65% on December 31, 2004), an increase of 3.2 million from the beginning of 2005 (+23%) and of 6.3 million compared with the first half of 2004 (+61%).

The TIM Brasil Group confirmed its position as the industry’s number two in terms of number of clients, with a market share of 22.2% and a position of leadership on the incremental market with a share of 31.9%.

The TIM Brasil Group’s consolidated revenues totalled 4,047 million reais, an increase of 39.6% compared with the first half of 2004, due to strong growth in client numbers and the ever-increasing contribution of Value Added Services, which reached 5% in the semester (2.3% in the first half of 2004).

Consolidated EBITDA (operating result before depreciation and amortization, capital gains/losses and revaluations/writedowns of non-current activities) was 564 million reais, an increase of 418 million reais compared with the first half of 2004, representing 13.9% of revenues. Despite the major ongoing  marketing drive to grow the customer base, this result confirms the management’s aim of achieving not only growth but also higher levels of profitability.

Consolidated EBIT (operating result) was negative 372 million reais (negative 476 million reais in the first half of 2004, +21.8%). The improvement was achieved notwithstanding increased depreciation and amortization due in large part to investment in the development of network platforms and IT.

Industrial investment in the first half of 2005 totalled 858 million reais (771 million reais in the first half of 2004).

Olivetti

First-half 2005 revenues amounted to 223 million euro, a decline of 75 million euro compared with first half of 2004. Excluding the effects of exchange rate variations and changes to the scope of consolidation (referring, in particular, to the disposal of activities in the USA and Mexico, and the disposal of Innovis SpA and Cell-Tell SpA), organic growth was negative 49 million euro. This figure was impacted by the rationalization of the product portfolio and focus on new ink-jet technology based products.

EBITDA (operating result before depreciation and amortization, capital gains/losses and revaluations/writedowns of non-current activities) was a positive 2 million euro (20 million euro in the first half of 2004) and EBIT was a negative 6 million euro (against +12 million euro in the first half of 2004). The organic variations were a negative 26 million euro for Ebitda and 27 million Euro for Ebit, stemming, in particular, from costs linked to the development of new ink-jet technology based products.

Industrial investments amounted to 8 million euro, in line with the first half of 2004.

BOND ISSUES AND BONDS REACHING MATURITY

Telecom Italia has undertaken two bond issues during the course of 2005, under its Euro Medium Term Note Programme, which allows for bond issues up to a ceiling of 10 billion euro. :

*

On 17 March 2005, an 850 million euro fixed-rate issue maturing on 17 March 2055;

*

On 29 June 2005, a UK Sterling 500 million fixed-rate issue maturing on 29 December 2015.

Shown below and expressed in nominal redemption values, net of re-acquisitions by the Telecom Italia group, is a list of bond issues maturing in the 18 months following the closure of 2005 first half accounts issued by Telecom Italia Finance and guaranteed by Telecom Italia S.p.A:

•

643 million euro, maturing on 3 November 2005;

•

1,045 million euro, maturing on 3 January 2006;

•

2,082 million euro, maturing on 15 March 2006;

•

2,582 million euro, maturing on 20 April 2006;

•

500 million euro, maturing on 14 December 2006.

PLANS FOR THE MERGER THROUGH INCORPORATION OF TELECOM ITALIA DATA CENTER, ISM AND WEBFIN

The Board of Directors also approved plans for the merger through incorporation into Telecom Italia of Telecom Italia Data Center S.r.l, ISM S.r.l. and Finanziaria Web SpA (all 100%-owned subsidiaries).

The initiative

-

continues the process of restructuring the IT segment, begun last year with the merger of IT Telecom SpA and Epiclink SpA, now followed by the incorporation of Group cross-sector infrastructure assets (essentially the IT Telecom S.r.l. and Tim Italia data centers), and their concentration in Telecom Italia Data Center.

-

completes the reorganization of the internet sector, through the shortening of the control chain of Matrix SpA (the entire capital of which is divided between ISM and WebFin), giving it more direct influence over the activities the Virgilio portal which it manages.

As called for in their relative bylaws, the merger (which will not require a capital increase by the incorporating entity) will be decided by the administrative bodies of the 4 companies, in accordance with the conditions and terms indicated in article 2505, last paragraph, of the civil code. Completion of the operation is expected by the end of the year.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relations

CONSOLIDATED CASH FLOW STATEMENTS

(millions of euro)	1° half 2005	1° half 2004	Year 2004
CASH FLOWS ATTRIBUTABLE TO OPERATING ACTIVITIES			
Net income from continuing operations	1.758	1.394	2.935
Adjustments to reconcile net income from continuing operations with cash flows generated (absorbed) by operating activities:			
Depreciation and amortisation	2.520	2.305	4.852
Impairment losses/reversals on non-current assets (including equity investments)	(45)	267	446
Net change in deferred tax assets and liabilities	469	(223)	866
Gains/losses on disposal of non-current assets	(65)	(6)	(106)
Share of earnings of equity investments in associates accounted for by the equity method	15	18	4
Net change in current trade and miscellaneous receivables/payables and other changes (I)	(1.657)	572	1.529
CASH FLOWS GENERATED (ABSORBED) BY OPERATING ACTIVITIES (A)	**2.995**	**4.327**	**10.526**
CASH FLOWS ATTRIBUTABLE TO INVESTING ACTIVITIES			
Investments in tangible assets	(1.513)	(1.242)	(3.145)
Investments in intangible assets	(668)	(650)	(1.896)
Investments in other non-current assets	(14.209)	(398)	(871)
Acquisition of equity investments in subsidiaries, net of cash acquired	(247)	-	(1)
Change in financial receivables and other financial assets	(1.054)	1.550	304
Consideration collected on the sale of equity investments in subsidiaries, net of cash sold (II)	1.702	-	43
Consideration collected on the sale of tangible, intangible and other non-current assets (III)	146	158	452
CASH FLOWS GENERATED (ABSORBED) BY INVESTING ACTIVITIES (B)	**(15.843)**	**(582)**	**(5.114)**
CASH FLOWS ATTRIBUTABLE TO FINANCING ACTIVITIES			
Net change in financial liabilities	10.303	(224)	1.352
Consideration collected for equity instruments	95	12	193
Share capital increases/repurchases net of start-up and expansion costs	-	-	51
Dividends paid to minority shareholders (distribution of reserves included)	(2.318)	(2.780)	(2.780)
CASH FLOWS GENERATED (ABSORBED) BY FINANCING ACTIVITIES (C)	**8.080**	**(2.992)**	**(1.184)**
CASH FLOWS GENERATED (ABSORBED) BY DISCONTINUED OPERATIONS/ASSETS HELD FOR S	**30**	**(145)**	**(396)**
AGGREGATE CASH FLOWS (E=A+B+C+D)	**(4.738)**	**608**	**3.832**
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD (F)	**8.339**	**4.477**	**4.477**
Net effect of foreign currency translation on cash (G)	100	(7)	30
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD (H=E+F+G)	**3.701**	**5.078**	**8.339**

(in millions of euro)	1° half 2005	1° half 2004	Anno 2004
INFORMAZIONI AGGIUNTIVE DEL RENDICONTO FINANZIARIO:			
Income tax paid	61	546	1.476
Interest paid	1.777	1.781	2.779
RECONCILIATION OF TOTAL NET CASH AND CASH EQUIVALENTS			
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**8.339**	**4.477**	**4.477**
Cash and cash equivalents	8.401	4.751	4.751
Bank overdrafts repayable on demand	(244)	(510)	(510)
Relating to assets held for sale	182	236	236
NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**3.701**	**5.078**	**8.339**
Cash and cash equivalents	4.106	5.566	8.401
Bank overdrafts repayable on demand	(442)	(665)	(244)
Relating to assets held for sale	37	177	182

(I) Net of the impact of the purchase/sale of equity investments in consolidated subsidiaries
(II) Net of the change in receivables as a result of the relative sales
(III) Net of the change in receivables as a result of the relative sales. The item includes gains/losses relating to the equity investments and excludes gains relating to the assets sold. It includes the repayment of capital and distribution of reserves.

BALANCE SHEETS - TELECOM ITALIA SPA

(millions of euro)	6.30.2005 (a)	12.31.2004 (b)	6.30.2004 Post merger (*)	Change (a-b)
NON-CURRENT ASSETS				
Intangible assets				
Goodwill	2	3	4	(1)
Intangible assets with a finite life	1.630	1.625	1.485	5
	1.632	1.628	1.489	4
Tangible assets				
Property, plant and equipment owned	11.161	11.238	11.840	(77)
	11.161	11.238	11.840	(77)
Other non-current assets				
Equity investments	51.911	34.235	34.706	17.676
Securities and financial receivables	152	388	442	(236)
Miscellaneous receivables and other non-current assets	99	486	124	(387)
	52.162	35.109	35.272	17.053
Deferred tax assets	2.732	2.391	3.084	341
TOTAL NON-CURRENT ASSETS (A)	**67.687**	**50.366**	**51.685**	**17.321**
CURRENT ASSETS				
Inventories	129	113	104	16
Trade receivables, miscellaneous receivables and other current ass	6.054	6.638	7.055	(584)
Financial receivables and other current financial assets	921	602	1.566	319
Cash and cash equivalents	1.595	6.010	178	(4.415)
TOTAL CURRENT ASSETS (B)	**8.699**	**13.363**	**8.903**	**(4.664)**
TOTAL ASSETS (A+B)	**76.386**	**63.729**	**60.588**	**12.657**
Shareholders' equity				
- Share capital	10.667	8.865	8.857	1.802
- Retained earnings and reserves	7.408	5.811	5.778	1.597
- Net income for the period	1.352	2.135	514	(783)
				-
TOTAL SHAREHOLDERS' EQUITY (C)	**19.427**	**16.811**	**15.149**	**2.616**
Non-current liabilities				
Non-current financial liabilities	36.138	33.374	29.235	2.764
Employee severance indemnities and other employee-related reser	1.094	1.043	1.070	51
Reserve for deferred taxes	-	-	-	-
Reserves for future risks and charges	387	386	390	1
Miscellaneous payables and other non-current liabilities	486	646	570	(160)
TOTAL NON-CURRENT LIABILITIES (D)	**38.105**	**35.449**	**31.265**	**2.656**
Current liabilities				
Current financial liabilities	12.103	4.732	7.408	7.371
Trade payables, current tax payables, miscellaneous payables and other current liabilities	6.751	6.737	6.766	14
TOTAL LIABILITIES (F=D+E)	**56.959**	**46.918**	**45.439**	**10.041**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES (C+F)	**76.386**	**63.729**	**60.588**	**12.657**

(*) The post merger values of first half 2004 have been restated by giving effect to the merger of IT Telecom and EPIClink in Telecom executed on December 31, 2004.

CASH FLOW STATEMENTS - TELECOM ITALIA S.P.A.

(millions of euro)	1.1 - 6.30 2005	1.1 - 6.30 2004 Post merger (1)
CASH FLOWS ATTRIBUTABLE TO OPERATING ACTIVITIES		
Net income from continuing operations	1.352	514
Adjustments to reconcile net income from continuing operations with cash flows generated		
Depreciation and amortisation	1.595	1.376
Impairment losses/reversals on non-current assets (including equity investments)	84	162
Net change in deferred tax assets and liabilities	246	146
Gains/losses on disposal of non-current assets	7	(18)
Change in reserve for employee termination indemnities and other reserves relating to employee	33	41
Net change in current trade and miscellaneous receivables/payables and other changes	474	1.362
CASH FLOWS GENERATED (ABSORBED) BY OPERATING ACTIVITIES (A)	**1.738**	**3.583**
CASH FLOWS ATTRIBUTABLE TO INVESTING ACTIVITIES		
Investments in tangible assets (*)	(953)	(679)
Investments in intangible assets (*)	(390)	(420)
Investments in other non-current assets (*)	-	-
Change in financial receivables and other financial assets	102	(451)
Acquisition of equity investments in subsidiaries, net of cash acquired (*)	(15.568)	(38)
Consideration collected on the sale of equity investments in subsidiaries, net of cash sold (**)	69	5
Consideration collected on the sale of tangible, intangible and other non-current assets (**)	16	84
CASH FLOWS GENERATED (ABSORBED) BY INVESTING ACTIVITIES (B)	**(16.724)**	**(1.499)**
CASH FLOWS ATTRIBUTABLE TO FINANCING ACTIVITIES		
Net change in financial liabilities	11.817	(207)
Consideration collected for equity instruments	95	12
Capital grants	-	1
Share capital increases/rembursement	-	-
Dividends paid to minority shareholders (distribution of reserves included)	(2.301)	(1.739)
CASH FLOWS GENERATED (ABSORBED) BY FINANCING ACTIVITIES (C)	**9.611**	**(1.933)**
AGGREGATE CASH FLOWS (D=A+B+C)	**(5.375)**	**151**
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR (E)	**5.438**	**(689)**
Net effect of foreign currency translation on cash (F)	-	-
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD (G=D+E+F)	**63**	**(538)**

(*) Net of the change in debentures as a result of the relative acquisition
(**) Net of the change in receivables as a result of the relative sales

(millions of euro)	1.1 - 6.30 2005	1.1 - 6.30 2004 Post merger (1)
ADDITIONAL CASH FLOW INFORMATION		
Income tax paid	**(8)**	**(171)**
Interest paid	**(895)**	**(667)**

RECONCILIATION OF TOTAL NET CASH AND CASH EQUIVALENTS

NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**5.438**	**(689)**
Cash and cash equivalents	6.008	1.043
Bank overdrafts repayable on demand	(570)	(1.732)
NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**63**	**(538)**
Cash and cash equivalents	1.594	178
Bank overdrafts repayable on demand	(1.531)	(716)

(1) The post merger values of first half 2004 have been restated by giving effect to the merger of IT Telecom and EPIClink in Telecom Italia executed on December 31, 2004.

NET FINANCIAL INDEBTEDNESS - TELECOM ITALIA

(millions of euro)	6.30.2005 (a)	12.31.2004 (b)	6.30.2004 Post merger (*)	Change (a-b)
GROSS FINANCIAL DEBT				
Non-current financial liabilities				
- Financial payables	36.138	33.374	29.235	2.764
- Other financial liabilities	-	-	-	-
Current financial liabilities				
- Financial payables	12.099	4.728	7.404	7.371
- Other financial liabilities	4	4	4	-
TOTAL GROSS FINANCIAL DEBT (A)	**48.241**	**38.106**	**36.643**	**10.135**
FINANCIAL ASSETS				
Financial receivables and other non-current financial as	152	388	442	(236)
Financial receivables and other current financial assets	921	602	1.387	319
Cash and cash equivalents	1.595	6.010	178	(4.415)
TOTAL FINANCIAL ASSETS (B)	**2.668**	**7.000**	**2.007**	**(4.332)**
NET FINANCIAL INDEBTEDNESS (A-B)	**45.573**	**31.106**	**34.636**	**14.467**

(*) The post merger values of first half 2004 have been restated by giving effect to the merger of IT Telecom and EPIClink in Telecom Italia executed on December 31, 2004.

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 8th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager